news release

Zi Corporation Signs Licensing Agreement with ACCESS

eZiText® predictive text and Decuma® handwriting recognition to be pre-integrated into ACCESS Linux Platform

CALGARY, ALBERTA, December 18, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has signed a licensing agreement with ACCESS Systems Americas, Inc. (formerly PalmSource, Inc.) to pre-integrate eZiText predictive text technology and Decuma handwriting recognition technology into the ACCESS Linux Platform. ACCESS is a global company providing leading technology, software products, and platforms for web browsing, mobile phones, wireless handhelds and other networked devices.

Under the terms of the agreement, ACCESS has chosen to pre-integrate Zi Corporation's eZiText and Decuma technologies into the ACCESS Linux Platform, the Company's fully integrated, open, flexible and commercial grade Linux-based platform designed for smartphones and mobile devices. This pre-integration is expected to accelerate the introduction of devices that incorporate Zi technology while providing a vehicle for ACCESS' thriving third party developer community to leverage eZiText in their applications targeted for devices based on the ACCESS Linux Platform.

Milos Djokovic, President and CEO of Zi Corporation said today: "This agreement has strategic significance for Zi as the ACCESS Linux Platform will open up new business channels and expand our reach in the smartphone and wireless device markets."

Zi will receive unit license fees from OEM's for eZiText or Decuma-enabled devices on the ACCESS Linux Platform.

With over 400,000 registered third party developers, ACCESS enjoys one of the most loyal and productive development communities in the world. As the ACCESS Linux Platform is rolled out, this developer base is expected to grow as Linux developers begin leveraging the open nature of the ACCESS Linux Platform and begin creating new applications for the mobile market.

"Zi provides world-class technology and ACCESS is dedicated to providing a complete, ready-to-go, carrier-class Linux platform for its licensees." said Larry Berkin, Senior Director - Developer Ecosystem & Technology Acquisition, ACCESS. "We are looking forward to providing user-friendly services such as those from Zi that make life-on-the-go easier."

About ACCESS

ACCESS and NetFront are trademarks or registered trademarks of ACCESS CO., LTD. in Japan and other countries.

PalmSource, Palm OS, Palm Powered and certain other trade names, trademarks and logos are trademarks which may be registered in the United States, France, Germany, Japan, the United Kingdom and other countries and are either owned by PalmSource, Inc. or its affiliates, or are licensed by PalmSource, Inc. from Palm Trademark Holding Company, LLC. These marks may not be used in connection with any product or service that does not belong to PalmSource, Inc. (except as expressly permitted by a license with PalmSource, Inc.), in any manner that is likely to cause confusion among customers, or in any manner that disparages or discredits PalmSource, Inc., its licensor, its subsidiaries or affiliates.

Intelligent Interface Solutions

The registered trademark LINUX® is owned by Linus Torvalds, owner of the mark in the U.S. and other countries, and licensed exclusively to the Linux Mark Institute.

ACCESS Linux Platform is a codename subject to change upon release of the final product without prior notice, in the sole discretion of ACCESS Co. Ltd., ACCESS Systems Americas, Inc. or the applicable third party. All other trademarks are the property of their respective owners.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Zi, eZiType, eZiText, Decuma and Qix and are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Emma Tagg
brian@gbcspr.com / emma@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions